# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SOCKET MOBILE, INC., CIK 0000944075
CUSIP: 83368E200
Title of class of securities: SCKT
Address of issuer's principal executive offices: 40675 ENCYCLOPEDIA CIRCLE, 40675 ENCYCLOPEDIA CIRCLE, FREMONT, California (CA), 94538-2475
Date of event which requires filing of this statement: 05/30/2025
Filed by CIK 0002073198
Persons authorized to receive notices and communications: Lynn Zhao, 40675 Encyclopedia Cir., Fremont, California (CA), 94587, 5109333016

## Reporting persons
- Mills Enrico Kevin (CIK 0002073198): type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); source of funds: personal funds (PF); sole voting power 763,098; shared voting power 0; sole dispositive power 763,098; shared dispositive power 0; aggregate amount beneficially owned 763,098 (9.1% of the class)
  Comment: (1) Consists of (i) 286,389 shares of Common Stock held by Enrico Mills, (ii) 50,415 shares held in custodial accounts for his minor children, and (iii) up to 426,294 shares of Common Stock issuable to Enrico Mills upon conversion of convertible subordinated secured promissory notes.
  
  (2) Percentage ownership is based on 8,348,055 shares of common stock of Socket Mobile, Inc. deemed to be outstanding, which consists of (i) 7,921,761 shares of Common Stock outstanding as of June 2, 2025, and (ii) 426,294 shares of Common Stock issuable upon conversion of the convertible subordinated secured promissory notes described in footnote 1 above.

## Item 1. Security and Issuer
Title of class of securities: SCKT
Name of issuer: SOCKET MOBILE, INC.
Address of issuer's principal executive offices: 40675 ENCYCLOPEDIA CIRCLE, 40675 ENCYCLOPEDIA CIRCLE, FREMONT, California (CA), 94538-2475

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Enrico Mills (the 'Reporting Person').
Residence or business address: The business address of Reporting Person is c/o Socket Mobile, Inc., 40675 Encyclopedia Cir., Fremont, CA 94538.
Present principal occupation or employment: The Reporting Person is employed by the Issuer as General Manager Applications. The Issuer's business address is 40675 Encyclopedia Cir., Fremont, CA 94538.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No
Citizenship: Switzerland, Ireland and the United Kingdom

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
2024 Convertible Note Financing
On August 21, 2024, the Reporting Person purchased a convertible subordinated secured promissory note from the Issuer in the principal amount of $250,000 (the "2024 Note"). The 2024 Note carries a 10% annual interest rate and has a maturity date of August 21, 2027. The principal amount of the 2024 Note is convertible, at the option of the holder, into a maximum of 262,742 shares of Common Stock at any time on or prior to the maturity date. The Reporting Person used personal funds for the purchase and is the beneficial owner of the 2024 Note, holding sole power to dispose of or direct its disposition.

2025 Convertible Note Financing
On May 30, 2025, the Reporting Person purchased a convertible subordinated secured promissory note from the Issuer in the principal amount of $175,000 (the 2025 Note). The 2025 Note carries a 10% annual interest rate and has a maturity date of May 30, 2028. The principal amount of the 2025 Note is convertible, at the option of the holder, into a maximum of 163,551 shares of Common Stock at any time on or prior to the maturity date. The Reporting Person used personal funds for the purchase and is the beneficial owner of the 2025 Note, holding sole power to dispose of or direct its disposition.

## Item 4. Purpose of Transaction
Purpose of transaction: The acquisition of the 2024 Note and 2025 Note by the Reporting Person was for investment purposes only. As of the date of this statement, the Reporting Person has no present plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person is the beneficial owner of 763,098 shares of Common Stock, consisting of (i) 286,389 shares of Common Stock held by him, (ii) 50,415 shares of Common Stock held in custodial accounts for his minor children, (iii) up to 262,743 shares of Common Stock issuable to the Reporting Person upon conversion of the convertible subordinated secured promissory note purchased by the Reporting Person on August 21, 2024 (the '2024 Note'), and (iv) up to 163,551 shares of Common Stock issuable to the Reporting Person upon conversion of the 2025 Note.

Such shares of Common Stock, collectively, represent approximately 9.14% of the 8,348,055 shares of Common Stock deemed to be outstanding for the purpose of computing the percentage of outstanding shares of Common Stock owned by the Reporting Person pursuant to SEC Rule 13d-3(d)(1), and which consists of (i) 7,921,761 shares of Common Stock outstanding as of June 2, 2025 and (ii) 426,294 shares of Common Stock issuable upon conversion of the 2024 Note and 2025 Note described above.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power to vote and dispose of all shares of Common Stock beneficially owned by him.
Transactions in the class effected during the past sixty days: On February 1, 2025, the Reporting Person was granted 12,500 shares of restricted stock as employment compensation, which vest over a four-year period.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
https://www.sec.gov/Archives/edgar/data/944075/000094407524000060/ex10_1.htm
https://www.sec.gov/Archives/edgar/data/944075/000094407525000029/ex10_1.htm

## Signatures
- Mills Enrico Kevin: /Enrico Kevin Mills/, Enrico Kevin Mills / Investor (06/12/2025)